SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                              SCHEDULE 13D/A
                     (AMENDMENT NO. 2 TO SCHEDULE 13D)

                 Under the Securities Exchange Act of 1934

                       CARIBINER INTERNATIONAL, INC.
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                             (Name of Issuer)

             Shares of Common Stock, par value $0.01 per share
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                      (Title of Class of Securities)

                                 141888107
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                              (CUSIP NUMBER)

                             FIR TREE PARTNERS
                             535 Fifth Avenue
                                31st Floor
                         New York, New York 10017
                         Tel. No.: (212) 599-0090
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               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                            - with copies to -
                          Eliot D. Raffkind, P.C.
                  Akin, Gump, Strauss, Hauer & Feld, LLP
                      1700 Pacific Avenue, Suite 4100
                         Dallas, Texas 75201-4618
                              (214) 969-2800

                              August 6, 1998
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          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 141888107     Amendment No. 2 to 13D


1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Fir Tree, Inc. d/b/a Fir Tree Partners

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF
     A GROUP*                                         (a) [   ]
                                                      (b) [   ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     AF, WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)            [   ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

     NUMBER OF      7    SOLE VOTING POWER           2,716,300
       SHARES
   BENEFICIALLY     8    SHARED VOTING POWER         0
      OWNED BY
        EACH        9    SOLE DISPOSITIVE POWER      2,716,300
     REPORTING
    PERSON WITH     10   SHARED DISPOSITIVE POWER    0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,716,300

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                             [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.5%

14   TYPE OF REPORTING PERSON*

     CO, IN

     *SEE INSTRUCTIONS BEFORE FILLING OUT

                      AMENDMENT NO. 2 TO SCHEDULE 13D


          This Amendment No. 2 to Schedule 13D is being filed on behalf of Fir Tree, Inc., a New York corporation, doing business as Fir Tree Partners ("Fir Tree Partners"), and Mr. Jeffrey Tannenbaum ("Mr. Tannenbaum"), the sole shareholder, executive officer, director, and principal of Fir Tree Partners, as an amendment to the initial statement on Schedule 13D, relating to shares of common stock, par value $0.01 per share ("Common Stock"), of Caribiner International, Inc. (the "Issuer"), as filed with the Securities and Exchange Commission (the "Commission") on June 18, 1998, as amended by Amendment No. 1 to the initial statement on Schedule 13D filed with the Commission on July 10, 1998 (the "Initial Schedule 13D"). The Initial Schedule 13D is hereby amended and supplemented as follows:

ITEM 3.        SOURCE AND AMOUNT OF FUNDS

          Item 3 of the Initial Schedule 13D is hereby amended and restated in its entirety to read as follows:

          As of August 18, 1998, Fir Tree Partners had invested (i) $31,396,730 in shares of Common Stock through Fir Tree Value Fund, (ii) $10,822,119 in shares of Common Stock through Fir Tree Institutional and
(iii) $3,755,520 in shares of Common Stock through Fir Tree LDC, all as described in Item 5 below. The source of these funds was the working capital of each of Fir Tree Value Fund, Fir Tree Institutional and Fir Tree LDC, as the case may be.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER

          Item 5 of the Initial Schedule 13D is hereby amended by amending and restating Items 5(a) and (c) as follows:

          As of August 18, 1998, Fir Tree Partners and Mr. Tannenbaum are beneficial owners of 2,716,300 shares of Common Stock of the Issuer or 11.5% of the shares outstanding. The 2,716,300 shares described above are beneficially owned by Fir Tree Partners and Mr. Tannenbaum for the account of the Fir Tree Value Fund, Fir Tree Institutional or Fir Tree LDC, as the case may be.

          The number of shares beneficially owned by Fir Tree Partners and Mr. Tannenbaum and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Act. The percentage of beneficial ownership of Fir Tree Partners and Mr. Tannenbaum on August 18, 1998 is based on 23,635,658 outstanding shares of Common Stock as reported in the Issuer's quarterly report on Form 10-Q filed with the Commission on August 14, 1998.

          (c) The transactions in the Issuer's securities by Fir Tree Partners during the period of July 28, 1998 to August 13, 1998 are listed as ANNEX A attached hereto and made a part hereof.
                                  ANNEX A


 Transaction           Buy/       Quantity     Price per
     Date              Sell       (shares)     Share ($)
 ------------       ---------    ---------     ---------

   07/28/98           Buy          2,000         14.06
   07/29/98           Buy         18,300         14.56
   08/06/98           Buy        360,000         11.79
   08/06/98           Buy         50,000         12.44
   08/07/98           Buy         20,000         11.75
   08/07/98           Buy        100,000         11.76
   08/11/98           Buy        150,000          9.89
   08/13/98           Buy         33,000         10.31
                                 -------
                                 733,300
                                 =======

SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  August 20, 1998



                              Fir Tree, Inc. d/b/a/ Fir Tree Partners


                              By:  /S/JEFFREY TANNENBAUM
                                   -------------------------------
                                   JEFFREY TANNENBAUM, President



                              /S/JEFFREY TANNENBAUM
                              -----------------------------
                              Jeffrey Tannenbaum